SULLIVAN & WORCESTER LLP
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       (202) 775-8190                                       (212) 486-8200
    FAX NO. 202-293-2275                                 FAX NO. 212-758-2151



                                                     July 11, 2000


BY EDGAR

United States Securities
  and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Laura J. Riegel, Esq.

                                        Whatifi Funds
                             Registration Statement on Form N-1A
                                     File No. 333-93421

Ladies and Gentlemen:

         The above-referenced Funds (the "Funds") and their investment adviser, Whatifi Asset Management, Inc. (the "Adviser") hereby undertake to file as soon as practicable a post-effective amendment pursuant to Rule 485(b) under the Securities Act of 1933, as amended to make certain changes requested by the Commission's staff in the Funds' registration statement currently on file with the Commission as Pre-Effective Amendment No. 3 and certain clarifying changes to the investment advisory agreement between the Adviser and the Funds and certain changes to Schedule A of the Administration Agreement with BISYS.

1. Investment Advisory Agreement. The Funds and Whatifi have added the following disclosures:


         Section 5 is amended to read

                  "The Adviser will pay all of the expenses of each class of each series of the Trust's shares that it shall manage, including also the fees and expenses of the corresponding Master Portfolios, other than interest, taxes, brokerage commissions, extraordinary expenses and expenses incurred in connection with the provision of shareholder services and distribution services."

         Please note that "shareholder services and distribution services" above refer to Rule 12b-1 and/or shareholder servicing fees, neither of which the Funds currently impose.

         A new Section 7 has been added:

                  "7. Low Account Balance Maintenance Fee. It is hereby recognized and understood that the Funds may apply a quarterly low account balance maintenance fee upon shareholders who fail to maintain a total (sum of investment in all of the Funds) account balance of $10,000. This fee applies to the shareholder's total account with the Funds and is not a fee charged to the Funds. The fee is payable to the Adviser. As from time to time disclosed in the Registration Statement, shareholders will have certain time periods in which they may meet the prescribed minimum account balance.

         All section numbers from 8 onward have been renumbered.

         A new Exhibit B has been added as follows:

                                            EXHIBIT B

                                      Annual Advisory                  Annual Administrative
       Name of Barclays                           Fee                                        Fee
    Global Fund Advisers              (as percentage of average        (as percentage of average
        Master Portfolio                    daily net assets)                daily net assets)
        ----------------                    -----------------                -----------------

S&P 500 Index Portfolio               0.05%                            N/A
Extended Index Portfolio              0.08%                            0.02%
International Index Portfolio         0.15%*                           0.10%
Bond Index Portfolio                  0.08%                            N/A
Money Market Portfolio                0.10%                            N/A

-----------------------
* Such fee declines to 0.07% after such Portfolio's assets reach $1 billion.


Schedule A to the Administration Agreement

         In the second paragraph under "term" in Schedule A to the Fund's Administration Agreement with BISYS in the first sentence after Trust, there has been inserted "and the Adviser." In the second sentence of such paragraph, there is inserted after the first "and", "unpaid by the Adviser." In the third sentence of such paragraph there is inserted after "entitled to", "collect from Adviser."

                                                     * * * * *

         We trust the above is responsive to the staff's request. It is expected that Post-effective amendment No. 1 will be filed in the next day or so. If you have any questions or if I may be of further assistance, please telephone me at
(202) 775-1201. Thank you.

                                                              Very truly yours,


                                                              /s/David M. Leahy
                                                                 David M. Leahy

c:  Mr. Harris A. Fricker